                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No.3)1

                                   MIDAS INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   595626 10 2
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  May 28, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                      Page 2 of 6 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, WC, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH                   0 shares
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,232,630 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,446,800 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,446,800 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                      Page 3 of 6 Pages
------------------------                                   ---------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY
OWNED BY EACH                   0 shares
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                1,232,630 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                1,446,800 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,446,800 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.6%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                      Page 4 of 6 Pages
------------------------                                   ---------------------

            The following  constitutes  Amendment  No. 3 ("Amendment  No. 3") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 3, the Schedule 13D remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

            As of the date of this Schedule  13D, each of the Reporting  Persons may be deemed to beneficially  own 1,446,800  shares of Common Stock. The shares of Common  Stock are  either  held in the name of a private  investment  limited partnership,  of which MLFI is the general partner, or in the name of an account managed by MLFI. Mr.  Feshbach is the managing member of MLFI. The funds used to purchase  such shares of Common  Stock came from the working  capital and margin borrowings  under usual terms and conditions of the private  investment  limited partnership  and the  working  capital of the  managed  account.  Such shares of
Common  Stock  were  accumulated  through  purchases  made  on the  open  market representing an aggregate cost of approximately $10,811,035.

            Items 5(a) and (b) are amended in their entirety to read as follows:

Item 5.     Interests in Securities in the Issuer.

            (a) As of the  date  of this  Schedule  13D,  each of the  Reporting
Persons may be deemed to be the beneficial  owner of 1,446,800  shares of Common
Stock, constituting 9.6% of the 15,040,374 shares of Common Stock outstanding as of May 12, 2003 (as reported in the Company's  report for the period ended March
29, 2003 on Form 10-Q filed with the Securities  and Exchange  Commission on May
13, 2003).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct the vote of 1,232,630  shares of Common  Stock,  or 8.2% of the shares of
Common Stock  outstanding.  Each of the  Reporting  Persons  shares the power to dispose of or to direct the disposition of 1,446,800  shares of Common Stock, or
9.6% of the shares of Common Stock outstanding.

            Item 5(c) is hereby amended to add the following:

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons  since the filing of Amendment No. 2 to the Schedule 13D. All the transactions were effected through open market purchases.

             [The remainder of this page was purposely left blank.]

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                      Page 5 of 6 Pages
------------------------                                   ---------------------

                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2003

                                       MLF Investments, LLC

                                       By: /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           Name: Matthew L. Feshbach
                                           Title: Managing Member

                                       /s/ Matthew L. Feshbach
                                       -----------------------------------------
                                       Matthew L. Feshbach

------------------------                                   ---------------------
CUSIP No. 595626 10 2                 13D                      Page 6 of 6 Pages
------------------------                                   ---------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK SINCE THE FILING OF
                       AMEDMENT NO. 2 TO THE SCHEDULE 13D

A.  Transactions by the Private Investment Limited Partnership

    Shares of Common Stock
           Purchase                   Price Per Share ($)       Date of Purchase
           --------                   -------------------       ----------------

            80,000                          8.5000                 5/28/03
            21,040                          8.4986                 5/28/03
             9,120                          8.3043                 5/27/03
             4,160                          8.2123                 5/23/03
             5,760                          8.2531                 5/22/03
            24,400                          7.9694                 5/20/03
             7,600                          7.8518                 5/19/03

B.  Transactions by the Managed Account

    Shares of Common Stock
           Purchase                   Price Per Share ($)       Date of Purchase
           --------                   -------------------       ----------------
            20,000                          8.5000                 5/28/03
             5,260                          8.4986                 5/28/03
             2,280                          8.3043                 5/27/03
             1,040                          8.2123                 5/23/03
             1,440                          8.2531                 5/22/03
             6,100                          7.9694                 5/20/03
             1,900                          7.8518                 5/19/03
             6,500                          8.2000                 4/24/03
            10,000                          8.1990                 4/22/03